December 7, 2018

Steven E. Voskuil
Senior Vice President and Chief Financial Officer
Avanos Medical, Inc.
5405 Windward Parkway
Suite 100 South
Alpharetta GA 30004

       Re: Avanos Medical, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 6, 2018
           File No. 001-36440

Dear Mr. Voskuil:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.



Form 10-K For the Fiscal Year Ended December 31, 2017

Note 15. Business Segment Information, page 63

1. We reference your disclosure in Note 2 on page 44 that as a result of the divesture of the
      S&IP business the Medical Devices business is managed as one operating segment. The objective of requiring disclosures about segments of a public entity is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates. The footnote does not disclose different types of business activities in which the Company engages, but rather includes a measure for the same set of operations that is presented in the
 Steven E. Voskuil
Avanos Medical, Inc.
December 7, 2018
Page 2
         consolidated financial statements. Please explain to us how the presentation of a segment measure for an entity with one operating segment complies with the objective of ASC
         280-10-10.
2. As a related matter, it appears that your presentation of segment operating profit (loss) is a non-GAAP measure. In this regard, please tell us how you considered the prohibition against presenting a non-GAAP financial measure in the footnotes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K. In future filings, the disclosures required by Item 10(e) of Regulation S-K should also be provided for the segment operating profit (loss) measures provided on page 25 of Management's Discussion and
         Analysis.
Form 10-Q for the Quarterly Period Ended September 30, 2018

Exhibits 32 (a) and (b), page 39

3. We note that the 906 certifications in Exhibit 32 incorrectly identify the Form 10-Q filed
         August 7, 2018. Please file a full amendment to your Form 10-Q to provide revised 906 certifications that correctly refer to your Form 10-Q filed November 6, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeanne Bennett, Staff Accountant, at 202-551-3606 or Brian Cascio,
Accounting Branch Chief, at 202-551-3676 with any questions.



FirstName LastNameSteven E. Voskuil                             Sincerely,
Comapany NameAvanos Medical, Inc.
                                                                Division of
Corporation Finance
December 7, 2018 Page 2                                         Office of
Electronics and Machinery
FirstName LastName